Exhibit 99.8
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Joslyn SAGD Project Enters Commercial Production in Canada
Paris, November 7, 2006 — Total announces the startup of the commercial phase of its Joslyn project in the Athabasca region. The Joslyn lease is located about 60 kilometres northwest of Fort McMurray, Alberta, Canada.
Deer Creek Energy Limited, a wholly owned subsidiary of Total, is the operator of Joslyn with an 84% interest. The Joslyn lease will be produced using both SAGD and oil sands surface mining technologies.
This first development using steam assisted gravity drainage (SAGD) will bring production to 10,000 barrels of bitumen per day at plateau, which will be shipped after dilution to a terminal on the Athabasca Pipeline.
The startup of this phase of the Joslyn SAGD project represents the first commercial production from the Joslyn lease. It is a further key step in Total’s strategy to developing its heavy oil resources in Canada. Total estimates cumulative production from the Joslyn lease at around 2 billion barrels of bitumen.
Mining developments are planned for the first part of the next decade. An application for the first 100,000 barrels of bitumen per day surface mining project was submitted to the regulatory agencies in February 2006 and is currently being reviewed.
Total also has a 50% working interest in the Surmont SAGD project, which is expected to begin production from its first commercial phase in early 2007 and reach plateau production of 27,000 barrels per day. The potential production from Surmont is more than 200,000 barrels per day.
Total’s share of the aggregate production from Surmont and Joslyn should reach near to 300,000 barrels per day in the next decade. In addition, the Group has taken significant positions in other neighboring blocks and is actively studying downstream solutions to upgrade the bitumen.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com